P, E, 2/1/02

02014447

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002.

PanCanadian Energy Corporation
(Translation of Registrant's Name Into English)

150 - 9th Avenue S.W.
Calgary, Alberta, Canada T2P 3H9
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F X

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956

PanCanadian energy

News Release

PanCanadian reminds former Canadian Pacific Limited common shareholders of deadline for tax election packages

Calgary, February 11, 2002 — PanCanadian Energy Corporation reminds former Canadian Pacific Limited (CPL) common shareholders and former PanCanadian Petroleum Limited (PCPL) shareholders that the October 1, 2001 exchange of shares is a taxable transaction in Canada and that election forms to defer Canadian income taxes must be received by the PricewaterhouseCoopers Survey-Centre before February 28, 2002.

Former CPL common shareholders and former PCPL shareholders intending to defer Canadian taxes resulting from the October 1, 2001 share exchange must ensure that the PricewaterhouseCoopers Survey-Centre receives their election forms BEFORE February 28, 2002. Any forms received after this date may be subject to significant late-filing penalties, may incur processing charges, or may be returned to the sender unprocessed.

Certain trusts and partnerships may have earlier tax filing deadlines. These trusts or partnerships must ensure that the PricewaterhouseCoopers Survey-Centre receives their election forms 30 days BEFORE the trust or partnership filing deadline. Any forms received after these dates may be subject to significant late-filing penalties, may incur processing charges, or may be returned to the sender unprocessed.

Shareholders should send their election forms to: 180 Elgin Street, 10th Floor, Ottawa, Ontario, K2P 2K3. To obtain election forms or for instructions on how to complete the election forms, please call 1-800-264-1228 (former CPL common shareholders) or 1-800-320-4060 (former PCPL shareholders). In addition, you may access this information from the tax election Web site at http://taxelection.pwccanada.com/cpl (former CPL common shareholders) or http://taxelection.pwccanada.com/pce (former PCPL shareholders).

U.S. resident shareholders will generally not be subject to Canadian income tax as a result of the Plan of Arrangement. Please note that the Internal Revenue Service has issued a private letter ruling stating that the Plan of Arrangement qualified as a tax-deferred transaction for U.S. federal income tax purposes for most U.S. resident shareholders. However, U.S. resident shareholders should consult with their tax advisors to ensure that they are not subject to U.S. or Canadian tax on this transaction.

PanCanadian is a premier North American energy company active in the exploration, development, production and marketing of natural gas, crude oil and natural gas liquids. The company's core areas are the Western Basin including land in Western Canada and the United States, the East Coast of Canada, the Gulf of Mexico and the United Kingdom. These areas are complemented by focused international exploration programs.

On January 27, 2002, PanCanadian and Alberta Energy Company Ltd. announced that their Boards of Directors had unanimously agreed to merge the two companies. The combined organization will be a Canadian-headquartered, world-class independent oil and gas company with an enterprise value of more than C$27 billion. Upon completion of the transaction, expected in early April, the combined organization will operate under the name EnCana Corporation. The proposed merger is subject to shareholder, Court of Queen's Bench of Alberta and regulatory approvals

ADVISORY - Certain information regarding the company set forth above, including Management's assessment of the company's future plans and operations, may constitute forward-looking statements under applicable securities law. The energy business necessarily involves risks associated with oil and gas exploration, development and production, generation of electricity, and marketing and transportation of energy. These risks include loss of market, volatility of prices, currency fluctuations, imprecision of reserves estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

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PanCanadian Energy Corporation
Wesley Twiss
Executive Vice President and Chief Financial Officer

Shares Listed
Toronto Stock Exchange:
PCE
New York Stock Exchange:
PCX

For further information:

Investors:
Sheila McIntosh
(403) 290-2194
Audra Hyde
(403) 290-3244
Investor_Relations@pancanadianenergy.com

Media:
Scott Ranson
(403) 290-2710
Kimberly Benn-Hilliard
(403) 290-2020
Web site: www.pancanadianenergy.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PanCanadian Energy Corporation
(Registrant)

Date: February 11, 2002

By: [signature]
Name: LAURIE J. SCHULLER
Title: General Counsel and Corporate Secretary

Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.